UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 14, 2013

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a bhpbilliton
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BHP Billiton Limited
180 Lonsdale Street
Melbourne Victoria 3000 Australia
GPO BOX 86
Melbourne Victoria 3001 Australia
Tel +61 1300 55 47 57 Fax +61 3 9609 4372
bhpbilliton.com

BHP Billiton Plc
Neathouse Place
London SW1V 1BH UK
Tel +44 20 7802 4000
Fax + 44 20 7802 4111
bhpbilliton.com

14 May 2013

To: Australian Securities Exchange
London Stock Exchange

cc: New York Stock Exchange
JSE Limited

BHP BILLITON PRESENTATION TO THE 2013 BANK OF AMERICA MERRILL LYNCH GLOBAL METALS, MINING & STEEL CONFERENCE

BHP Billiton Chief Executive Officer, Andrew Mackenzie, will present at the Bank of America Merrill Lynch 2013 Global Metals, Mining and Steel Conference in Barcelona today.

When discussing his presentation, Mr Mackenzie said: "Our enduring strategy has worked well for the company and its shareholders. In fact, strict adherence to this strategy is what has differentiated us and I intend to give it an even sharper focus."

"You will recognise my passion for our productivity agenda and this extends to our development projects. We must challenge ourselves to increase returns from new investment, in the same way that we need to squeeze returns from our installed infrastructure. In this regard, capital and exploration expenditure for the 2014 financial year will decline significantly, to approximately US$18 billion, and the rate of spend is expected to decline substantially thereafter. By reducing our annual spend and increasing internal competition for capital, we expect to maximise returns from incremental investment, while delivering a substantial increase in the Group's free cash flow," he added.

Mr Mackenzie concluded by saying: "This is a wonderful time to be at the helm of the world's largest natural resources company. We believe our strategy, when combined with our great ore bodies, will deliver stronger margins throughout the economic cycle, a simpler and more capital efficient structure, a substantial increase in free cash flow and growth in shareholder value."

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Jane McAloon
Group Company Secretary

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street Melbourne Victoria 3000

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place, London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

Spence Chile

Our strategy will deliver substantial growth in free cash flow bhpbilliton

resourcing the future

Andrew Mackenzie

Chief Executive Officer

14 May 2013

Disclaimer

bhpbilliton

resourcing the future

Forward-looking statements

This presentation includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events, conditions, circumstances and the future financial performance of BHP Billiton, including for capital expenditures, production volumes, project capacity, and schedules for expected production.

Often, but not always, forward-looking statements can be identified by the use of the words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, conditions, circumstances or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. For more detail on those risks, you should refer to the sections of our annual report on Form 20-F for the year ended 30 June 2012 entitled “Risk factors”, “Forward looking statements” and “Operating and financial review and prospects” filed with the U.S. Securities and Exchange Commission. All estimates and projections in this presentation are illustrative only. Our actual results may be materially affected by changes in economic or other circumstances which cannot be foreseen. Nothing in this presentation is, or should be relied on as, a promise or representation either as to future results or events or as to the reasonableness of any assumption or view expressly or impliedly contained herein.

Non-IFRS financial information

BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This presentation also includes certain non-IFRS measures such as Attributable profit excluding exceptional items, Underlying EBITDA interest coverage, Underlying effective tax rate, Underlying EBIT margin, Underlying EBITDA margin and Underlying return on capital. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review.

UK GAAP financial information

Certain historical financial information for periods prior to FY2005 has been presented on the basis of UK GAAP, which is not comparable to IFRS or US GAAP. Readers are cautioned not to place undue reliance on UK GAAP information.

No offer of securities

Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction.

Reliance on third party information

The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.

Andrew Mackenzie, Chief Executive Officer, 14 May 2013

Slide 2

Disclaimer

bhpbilliton
resourcing the future

Mineral Resources

This presentation includes information on Exploration Targets and Mineral or Coal Resources (inclusive of Ore Reserves). Mineral Resources are compiled by: P Whitehouse (MAusIMM) – Western Australia Iron Ore (WAIO), R Macpherson (MAIG) – Queensland Coal, J McElroy (MAusIMM) – Saskatchewan Potash, and R Preece (FAusIMM) – Escondida mineral district. This is based on Mineral Resource information in the BHP Billiton Annual Reports from 2007 and 2012 for all assets. All reports can be found at www.bhpbilliton.com.

Exploration Targets are compiled by: D Stephens (MAIG) – WAIO, R Macpherson (MAIG) – Queensland Coal, J McElroy (MAusIMM) – Saskatchewan Potash, J des Rivieres (IGI) – Escondida mineral district; (as previously reported in BHP Billiton's Macquarie Global Metals and Mining Conference Presentation, 11 December 2012).

All information is reported under the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2004' (the JORC Code) by the above-mentioned persons who are employed by BHP Billiton and have the required qualifications and experience to qualify as Competent Persons for Mineral or Coal Resources or Exploration Results under the JORC Code.

The compilers verify that this report is based on and fairly reflects the Exploration Targets and Mineral Resources information in the supporting documentation and agree with the form and context of the information presented.

Mineral Resource classifications (100% basis) for each province, where relevant, are contained in Table 1.

Table 1

Province	Financial year	Measured Resource (Mt)	Indicated Resource (Mt)	Inferred Resource (Mt)	Range of Exploration Targets (Bt)			BHP Billiton interest
					Low	Mid	High	%
Western Australia Iron Ore	2012	2,324	3,688	14,590	15	30	45	89[1]
	2007	1,695	2,154	4,180				89[1]
Queensland Coal	2012	2,995	5,643	4,854	14	26	30	55[2]
	2007	1,665	3,820	4,274				56[2]
Saskatchewan Potash	2012	–	3,320 @ 25.7% K2O	131 @ 26.9% K2O	2.7	5.4	8.1	100
Escondida district	2012	4,069 @ 0.72% Cu	4,986 @ 0.57% Cu	12,635 @ 0.47% Cu	16 @ 0.4-0.6% Cu	23 @ 0.4-0.6% Cu	43 @ 0.5-0.6% Cu	57.5
	2007	1,513 @ 0.89% Cu	3,371 @ 0.71% Cu	3,767 @ 0.54% Cu				57.5

Copper equivalent calculations

Please refer to detailed tables in the Appendix, slides 20 to 23, for Mineral Resource classifications (100% basis) for each province included in the copper equivalent calculations on slides 7 and 9 of this presentation. Excludes divested assets (completed or announced).

1. Interest represents the weighted average of BHP Billiton's ownership in the individual mines comprising the deposit.
2. Interest represents the weighted average of BHP Billiton's 50% ownership in the BHP Billiton Mitsubishi Alliance (BMA) Coal Resource and 80% ownership in the BHP Billiton Mitsui Coal (BMC) Coal Resource.

Andrew Mackenzie, Chief Executive Officer, 14 May 2013 Slide 3

A plan that will extend our strong track record

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Our high quality, diversified portfolio has delivered strong financial results

- average EBIT margin of 41%1

- average return on capital of 27%1

- progressive dividend has grown at a CAGR of 24%1

- returned US$56.9 billion2 to shareholders since FY03, approximately 50% of Underlying earnings

A more extreme focus on operating performance, productivity, simplification and free cash flow will extend our strong track record

Sustainable growth in total shareholder returns remains our primary objective, within the framework of our Solid A credit rating

1. Calculated over the period from H2 FY03 to H1 FY13 inclusive.

2. Includes buy-backs and dividends. Calculated over the period from FY03 to H1 FY13 inclusive.

3. TSR calculated in US dollar terms.

Source: Datastream; BHP Billiton analysis.

Strong growth in total shareholder returns3

(TSR, 30 April 2003 = 100)

1,100 1,000 900 800 700 600 500 400 300 200 100 0

CAGR: 22%

CAGR: 9%

Apr 03 Apr 05 Apr 07 Apr 09 Apr 11 Apr 13

BHP Billiton Plc share price BHP Billiton Plc dividend FTSE 100

Andrew Mackenzie, Chief Executive Officer, 14 May 2013

Slide 4

Our strategy remains our platform for success

bhpbilliton

resourcing the future

Our uniquely diversified portfolio and OECD footprint remains a competitive advantage

An extreme focus on our major basins will create a more productive and capital efficient organisation

Our productivity agenda seeks to expand margins and increase returns in the absence of higher prices

We will increase internal competition for capital by substantially reducing annual expenditure

The ongoing simplification of the portfolio remains a priority

This plan will substantially increase free cash flow and extend our strong track record

Diversified by:

Commodity

Geography

Market

Own and operate:

Large

Long life

Low cost

Expandable

Upstream assets

TOTAL SHAREHOLDER

RETURNS

Andrew Mackenzie, Chief Executive Officer, 14 May 2013

Slide 5

The outlook for our major products remains robust

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resourcing the future

Detailed analysis of commodity markets supports our planning process

The global economy continues to strengthen, despite broader imbalances and underlying volatility

Global growth is expected to underpin commodities demand

- China is well placed to sustain its growth trajectory

- the United States economy is gaining momentum

The risk of persistent oversupply for our major products has been overstated, particularly as industry-wide project approval rates have slowed

Key markets continue to strengthen

(GDP growth, % YoY)

10 8 6 4 2 0 (2)

China India

World

United States Japan Eurozone

CY11 CY12 CY13e CY14e

Investment approvals have slowed across the industry

(index, CY11 = 100)

150 100 50 0

CY11 CY12 CY13e1 CY14e1 CY15e1

New capital approved2 Growth project expenditure profile

1. Growth capital project expenditure profile is based on McKinsey data; actual project spend from CY11 to CY12 and forecast approved growth project spend from CY13 to CY15.

2. New capital approved for the listed diversified miners (BHP Billiton, Rio Tinto, Anglo American and Vale) represents the sum of all major capital projects sanctioned during each period on a 100% basis. The CY13 data presented is up until 31 March 2013.

Source: Global Insight; company reports; McKinsey Basic Materials Institute.

Andrew Mackenzie, Chief Executive Officer, 14 May 2013

Slide 6

We have substantially increased our OECD resources footprint

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Brownfield exploration has delivered tangible results

Our resource base1 has increased by over 75% during the last five years

The quality, scale and diversity of our OECD resource base ensures we have significant flexibility as we consider the timing and rate of future investment

Significant growth in our resource base1

(copper equivalent basis, million tonnes)

1,400 1,200 1,000 800 600 400 200 0

+75% increase

FY07 FY12

1. Resource base (equity share basis) converted to copper equivalent tonnes using FY12 average prices. Excludes divested assets (completed or announced). Metal resources converted on a contained metal basis. The detailed breakdown of Mineral Resources for all assets are shown in the FY07 and FY12 Annual Reports. Refer to disclaimer on slide 3 and detailed tables for Mineral Resource classifications (100% basis) in the Appendix, slides 20 to 23. Petroleum Reserves (Proved and Probable) are defined according to US SEC definitions.

Petroleum Contingent Resources are 2C resources defined according to the Society of Petroleum Engineers Petroleum Resource Management System (SPE PRMS).

Andrew Mackenzie, Chief Executive Officer, 14 May 2013

Slide 7

We have optimised our exploration program

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resourcing the future

Over the last five years we invested US$3.6 billion in minerals exploration

Approximately 75% of this expenditure was allocated to low risk, high return brownfield programs

We are ‘long’ resource in our major basins and can now sustainably reduce our exploration budget without affecting our plans

MinEx1 has been incorporated into Copper given our exclusive focus on greenfield copper exploration

A targeted minerals exploration program

(US$ million)

350 300 250 200 150 100 50 0

Q1 FY12

Q2 FY12 Q3 FY12 Q4 FY12 Q1 FY13 Q2 FY13 Q3 FY13

Brownfield Greenfield - Copper2 Greenfield - Other

1. Refers to the Minerals Exploration team.

2. Greenfield - Copper includes minor expenditure related to uranium exploration.

Andrew Mackenzie, Chief Executive Officer, 14 May 2013

Slide 8

Expect an even greater focus on those major basins where we have a competitive edge

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15

10

5

0

FY07 FY12

Saskatchewan Potash

100+

100+

Escondida mineral district Copper

75 50 25 0

FY07 FY12

151% increase in resource

Onshore US Petroleum3

9 6 3 0

FY07 FY12

100+

% of resource in our ‘Four pillars1’

Other 11%

Four pillars1 89%

Western Australia Iron Ore

75 50 25 0

FY07 FY12

157% increase in resource

200+

100+

Legend

(bt)

Exploration Targets

Resource2

Petroleum Reserves and Contingent Resources3

Range of Exploration Targets

Ratio (years)

Minimum inventory life2

Queensland Coal

60 40 20 0

FY07 FY12

38% increase in resource

1. Calculated on a copper equivalent basis using FY12 average prices, refer slide 7. The ‘Four pillars’ of our portfolio refers to our Iron Ore, Petroleum, Copper and Coal resource base.

2. Metal resources presented on a tonnes of resource basis. The inventory life is estimated from the mineral inventory (sum of Exploration Targets and Mineral Resources) divided by the FY12 or planned (potash) production rate stated on a 100% basis. The range of Exploration Targets is estimated from geological information including boreholes, outcrops and geophysical information. The potential quantity is conceptual in nature, there has been insufficient exploration to define a Mineral Resource and it is uncertain if further exploration will result in the determination of a Mineral Resource. It should not be expected that the quality of the Exploration Targets is equivalent to that of the Mineral Resource. The detailed breakdown of Mineral Resources for all assets are shown in the FY07 and FY12 Annual Reports. Refer to disclaimer on slide 3.

3. Represents billions of barrels of oil equivalent. Petroleum Reserves (Proved, Probable and Possible) are defined according to US SEC definitions. Petroleum Contingent Resources are 3C resources defined according to the Society of Petroleum Engineers Petroleum Resource Management System (SPE PRMS).

Andrew Mackenzie, Chief Executive Officer, 14 May 2013

Slide 9

With focus, we can drive our productivity agenda

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We are operationally focused

US$1.9 billion annualised controllable cash cost saving delivered in H1 FY13

Our businesses are accountable for the factors they control and remuneration is tied to results

Our productivity agenda will seek to expand margins and increase returns in the absence of higher prices

Tangible controllable cost savings1 delivered in H1 FY13

(US$ million) 1,200

900 600 300 0

397

87

(97)

387

299

686

258

US$1.9 billion annualised controllable cash cost saving

944

Operating Overheads Volume related2

Sub-total

Exploration & business development

Sub-total (P&L)

Exploration capitalised

Controllable cash costs1

1. Controllable cash costs comprise operating, overhead and volume related efficiencies, and exploration and business development activity; excludes non-cash and one-off items, price linked costs and fuel and energy.

2. Volume related efficiencies were offset by increased costs at WAIO that were incurred prior to the full ramp-up of expanded capacity.

Andrew Mackenzie, Chief Executive Officer, 14 May 2013

Slide 10

We will increase competition for capital

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Our productivity agenda extends to development projects

BHP Billiton’s capital expenditure will peak in FY13

Approximately 80% of our major projects (by number and budget) will deliver first production before the end of CY14

We will substantially reduce development expenditure and increase internal competition for capital

This will maximise the return on incremental investment and substantially increase free cash flow

We retain significant flexibility as we consider the timing and rate of future expenditure

Expenditure profile for our major projects in execution1

(US$ billion)

FY13e FY14e FY15e FY16e

The rate of major project approvals has slowed2

(US$ billion)

FY11 FY12 H1 FY13

1. Refers to forecast capital expenditure associated with our approved major projects as reported in the Exploration and Development Report.

2. Relates to all announcements of capital expenditure for major projects and pre-commitments.

Andrew Mackenzie, Chief Executive Officer, 14 May 2013

Slide 11

We will continue to simplify the portfolio

bhpbilliton

resourcing the future

Divestments totalling US$5 billion either announced or completed in FY13

- sold the Yeelirrie uranium deposit, our interest in Richards Bay Minerals and our diamonds business

- announced the sale of Pinto Valley and our interests in Browse

Strong prices were achieved for these assets, with virtually no impact on Group earnings

Greater focus on Iron Ore, Petroleum, Copper and Coal will maintain the benefits of diversity and increase our average EBIT margin

All other businesses will continue to be run for cash

Significant increase in divestment proceeds1

(US$ billion)

5.0

2.5

0.0

H22

H1

H1

FY08 FY09 FY10 FY11 FY12 FY13e FY14e²

Strength in diversity3

(EBIT margin, %)

75 50 25 0

All businesses

Four pillars4

FY08 FY09 FY10 FY11 FY12 H1 FY13

1. Includes proceeds from sale or partial sale of subsidiaries, operations and jointly controlled entities, net of their cash; and proceeds from sale of property, plant and equipment.

2. Projected proceeds from announced transactions which are yet to be completed.

3. Excludes third party trading activities, Group and unallocated items.

4. The ‘Four pillars’ of our portfolio refers to our Iron Ore, Petroleum, Copper and Coal businesses.

Andrew Mackenzie, Chief Executive Officer, 14 May 2013

Slide 12

Our strategy will deliver substantial growth in free cash flow bhpbilliton

resourcing the future

Our uniquely diversified portfolio and OECD footprint remains a competitive advantage

An extreme focus on our major basins will create a more productive and capital efficient organisation

Our productivity agenda seeks to expand margins and increase returns in the absence of higher prices

We will increase internal competition for capital by substantially reducing annual expenditure

The ongoing simplification of the portfolio remains a priority

This plan will substantially increase free cash flow and extend our strong track record

Diversified by:

Commodity

Geography

Market

Own and operate:

Large

Long life

Low cost

Expandable

Upstream assets

TOTAL SHAREHOLDER

RETURNS

Andrew Mackenzie, Chief Executive Officer, 14 May 2013

Slide 13

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Appendix

bhpbilliton

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Strong growth in major businesses

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Copper equivalent production1 on track to grow at a CAGR of 10% to end FY14

- WAIO run rate of +220 mtpa2 is anticipated before end FY15

- Escondida copper production is forecast to be 1.3 mt2 in FY15

- Queensland Coal projects in execution will increase capacity to 66 mtpa2 by end CY14

- Eagle Ford production to increase to over 200 Mboe/day in FY15

Escondida

(index, FY12 production = 100)

200 100 0

CAGR 14%

FY12 FY13e FY15e

Western Australia Iron Ore

(index, FY12 production = 100)

200 100 0

CAGR 8%

FY12 FY13e FY15e

Queensland Coal3

(index, FY12 production = 100)

200 100 0

CAGR 15%

FY12 FY13e FY15e

Eagle Ford

(index, FY12 production = 100)

600 300 0

CAGR 66%

FY12 FY13e FY15e

1. Copper equivalent production based on FY12 average prices.

2. 100% basis.

3. FY15 estimated capacity excludes Norwich Park and Gregory nominal capacity.

Andrew Mackenzie, Chief Executive Officer, 14 May 2013

Slide 16

Our projects remain on schedule and budget

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WAIO Inner Harbour
Macedon
Broad-meadow
NWS North Rankin B
WAIO Jimblebar
Caval Ridge
HPX3
NWS GWF-A
Bass Strait LGCP
FY13
FY14
FY15
FY16
Kipper[1]
Daunia
WAIO Orebody 24
Turrum
Cerrejon P40
Escondida OLAP
NTP Exp 3
Samarco 4
WAIO Port and Rail
Escondida OGP1
Appin Area 9
Iron Ore
Petroleum and Potash
Copper
Coal
Aluminium, Manganese and Nickel
First production
≤ US$500m
> US$500m

1. Facilities ready for first production pending resolution of mercury content.

Note: The sale of the diamonds business was completed on 10 April 2013.

Andrew Mackenzie, Chief Executive Officer, 14 May 2013
Slide 17

Capital and exploration expenditure

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Minerals and conventional oil and gas capital and exploration expenditure

US$ billion FY03 FY04 FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13e FY14e

Growth 2.0 1.7 2.6 4.0 5.5 6.1 7.3 8.1 9.2 14.4

Sustaining and other 0.7 0.9 1.3 2.1 1.6 1.8 2.0 1.7 2.2 2.5

Exploration 0.3 0.5 0.5 0.8 0.8 1.4 1.3 1.3 1.2 2.1

Total 3.0 3.1 4.4 6.9 7.9 9.3 10.6 11.1 12.6 19.0 18.0

Onshore US capital and exploration expenditure

US$ billion FY03 FY04 FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13e FY14e

Growth 0.2 3.3

Exploration 0.4

Total 0.2 3.7 4.0

Group capital and exploration expenditure

US$ billion FY03 FY04 FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13e FY14e

Total 3.0 3.1 4.4 6.9 7.9 9.3 10.6 11.1 12.8 22.7 22.0 18.0

Note: Capital and exploration expenditure presented on an accruals basis.

Andrew Mackenzie, Chief Executive Officer, 14 May 2013

Slide 18

Key net profit sensitivities

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Approximate impact1 on FY13 net profit after tax of changes of

US$ million

US$1/t on iron ore price

110

US$1/bbl on oil price

45

US¢10/MMbtu on US gas price

25

US$1/t on metallurgical coal price

25

US¢1/lb on aluminium price

25

US¢1/lb on copper price

20

US$1/t on energy coal price

25

US¢1/lb on nickel price

2

AUD (US¢1/A$) operations2

110

RAND (0.2 Rand/US$) operations2

35

1. Assumes total volume exposed to price.

2. Impact based on average exchange rate for the period.

Andrew Mackenzie, Chief Executive Officer, 14 May 2013

Slide 19

Mineral Resource classifications

bhpbilliton resourcing the future

Mineral Resources - copper equivalent calculations

Slides 7 and 9 of this presentation includes information on Mineral or Coal Resources (inclusive of Ore Reserves).

These have been compiled by: P Whitehouse (MAusIMM) – WAIO and Samarco; D Djotaroeno (MAusIMM) – Worsley; R Aglinskas (MAusIMM) and J P de Melo Franco (MAusIMM, employed by Mineração Rio do Norte) – MRN; R Preece (FAusIMM) – Escondida, Antamina, Cerro Colorado and Spence; S O'Connell (MAusIMM) – Olympic Dam; A Edwards (MAusIMM) – Cannington; C Rodriquez (MAusIMM) – Cerro Matoso; M Menicheli (MAusIMM) – Nickel West; R Macpherson (MAIG) – Queensland Coal, Gregory, BHP Mitsui, Illawarra Coal and Indonesia; D Hope (MAusIMM) – GEMCO; E P Ferreira (SACNASP) – Wessels and Mamatwan; D Lawrence (SACNASP) – San Juan, Navajo, Khutala, Klipspruit, Wolvekrans, Middelburg, Leandra North, Leandra South, Naudesbank, Weltevreden, Theunissen, T-Project, Davel, Remainder Block IV, Mt Arthur Coal, Togara South and Cerrejon Coal Company and J McElroy (MAusIMM) – Saskatchewan Potash who are employed by BHP Billiton at the time of reporting unless otherwise noted. This is based on information in the BHP Billiton Annual Reports from 2007 and 2012 which can be found at www.bhpbilliton.com.

All information is reported under the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2004' (the JORC Code) by the above-mentioned persons who are employed by BHP Billiton unless otherwise noted and have the required qualifications and experience to qualify as Competent Persons for Mineral or Coal Resources or Exploration Results under the JORC Code.

The compilers verify that this report is based on and fairly reflects the Mineral Resources information in the supporting documentation and agree with the form and context of the information presented.

Mineral Resource classifications (100% basis) for each province, where relevant, are contained in Table 2. Excludes divested assets (completed or announced).

Table 2

Deposit	Financial year	Measured Resource (Mt)	Indicated Resource (Mt)	Inferred Resource (Mt)	BHP Billiton interest (%)
Iron ore					
WAIO	2012	2,324	3,688	14,590	89[1]
	2007	1,695	2,154	4,180	89[1]
Samarco	2012	3,041	3,011	2,019	50
	2007	524	886	1,569	50
Alumina					
Worsley	2012	343 @ 31% Al_2O_3	587 @ 32% Al_2O_3	50 @ 33% Al_2O_3	86
	2007	399 @ 30% Al_2O_3	171 @ 31% Al_2O_3	249 @ 32% Al_2O_3	86
MRN	2012	154 @ 49% Al_2O_3	44 @ 49% Al_2O_3	412 @ 49% Al_2O_3	14.8
	2007	155 @ 51% Al_2O_3	18 @ 50% Al_2O_3	444 @ 50% Al_2O_3	14.8

1. Interest represents the weighted average of BHP Billiton's ownership in the individual mines comprising the deposit.

Andrew Mackenzie, Chief Executive Officer, 14 May 2013 Slide 20

Mineral Resource classifications (continued)

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Mineral Resources - copper equivalent calculations

Table 2 (continued)

Deposit

Financial year

Measured Resource (Mt)

Indicated Resource (Mt)

Inferred Resource (Mt)

BHP Billiton interest (%)

Base metals

Escondida

2012 4,069 @ 0.72% Cu 4,986 @ 0.57% Cu 12,635 @ 0.47% Cu 57.5

2007 1,513 @ 0.89% Cu 3,371 @ 0.71% Cu 3,767 @ 0.54% Cu 57.5

Cerro Colorado

2012 96 @ 0.66% Cu 317 @ 0.64% Cu 82 @ 0.58% Cu 100

2007 148 @ 0.71% Cu 98 @ 0.61% Cu 122 @ 0.58% Cu 100

Spence

2012 232 @ 0.91% Cu 1,315 @ 0.47% Cu 1,260 @ 0.37% Cu 100

2007 182 @ 1.24% Cu 219 @ 0.71% Cu 16 @ 0.47% Cu 100

Olympic Dam

2012

1,547 @ 0.98% Cu,

5,098 @ 0.8% Cu,

3,295 @ 0.69% Cu,

1.86g/t Ag,

1.42g/t Ag,

0.97g/t Ag,

100

0.37g/t Au,

0.36g/t Au,

0.25g/t Au,

0.29kg/t U3O8

0.26kg/t U3O8

0.23kg/t U3O8

1,343 @ 1.13% Cu,

3,192 @ 0.83% Cu,

3,320 @ 0.77% Cu,

2.31g/t Ag,

1.62g/t Ag,

1.26g/t Ag,

2007

100

0.37g/t Au,

0.3g/t Au,

0.31g/t Au,

0.35kg/t U3O8

0.28kg/t U3O8

0.26kg/t U3O8

169 @ 0.83% Cu,

990 @ 0.91% Cu,

706 @ 0.73% Cu,

Antamina

2012

9g/t Ag,

10g/t Ag,

9g/t Ag,

33.8

0.6% Zn

0.6% Zn

0.4% Zn

120 @ 0.97% Cu,

478 @ 1.12% Cu,

120 @ 0.95% Cu,

2007

12g/t Ag,

12g/t Ag,

15g/t Ag,

33.8

1.0% Zn

0.8% Zn

0.3% Zn

59 @ 211g/t Ag,

22 @ 119g/t Ag,

17 @ 90g/t Ag,

Cannington

2012

3.3% Zn,

2.5% Zn,

2.0% Zn,

100

5.8% Pb

3.8% Pb

3.1% Pb

34 @ 412g/t Ag,

5 @ 304g/t Ag,

5 @ 262g/t Ag,

2007

4.3% Zn,

4.4% Zn,

3.7% Zn,

100

9.6% Pb

7.2% Pb

6.3% Pb

Andrew Mackenzie, Chief Executive Officer, 14 May 2013

Slide 21

Mineral Resource classifications (continued)

bhpbilliton

resourcing the future

Mineral Resources - copper equivalent calculations

Table 2 (continued)

Deposit

Financial year

Measured Resource (Mt)

Indicated Resource (Mt)

Inferred Resource (Mt)

BHP Billiton interest (%)

Nickel

Nickel Colombia

2012

112 @ 1.1% Ni

150 @ 0.9% Ni

119 @ 0.8% Ni

99.9

2007

104 @ 1.3% Ni

43 @ 1.3% Ni

1 @ 1.2% Ni

99.8

Nickel West operations

2012

220 @ 0.7% Ni

111 @ 0.7% Ni

42 @ 0.8% Ni

100

2007

297 @ 0.6% Ni

204 @ 0.7% Ni

140 @ 0.6% Ni

100

Nickel West projects

2012

156 @ 0.6% Ni

180 @ 0.6% Ni

305 @ 0.6% Ni

981

2007

-

248 @ 0.6% Ni

221 @ 0.6% Ni

961

Energy coal

New Mexico

2012

847

260

4

100

2007

1,097

5

-

100

South Africa

2012

1,344

355

129

100

2007

1,884

199

142

911

South Africa Projects

2012

481

535

411

100

2007

214

671

493

971

South Africa Miscellaneous

2012

11

140

2,441

100

2007

-

872

1,364

891

Australia

2012

1,229

2,808

1,729

100

2007

983

1,873

1,319

100

Colombia

2012

2,955

984

730

33.3

2007

905

1,214

58

33.3

1. Interest represents the weighted average of BHP Billiton’s ownership in the individual mines comprising the deposit.

Andrew Mackenzie, Chief Executive Officer, 14 May 2013

Slide 22

Mineral Resource classifications (continued)

bhpbilliton

resourcing the future

Mineral Resources - copper equivalent calculations

Table 2 (continued)

Deposit

Financial year

Measured Resource (Mt)

Indicated Resource (Mt)

Inferred Resource (Mt)

BHP Billiton interest (%)

Metallurgical coal

Queensland Coal

2012

2,798

4,387

3,772

50

2007

1,542

3,032

3,209

50

Gregory JV

2012

14

137

0

50

2007

7

142

30

50

BHP Mitsui

2012

183

1,119

1,082

80

2007

116

646

1,035

80

Illawarra Coal

2012

283

453

589

100

2007

188

187

760

100

Indonesia Project

2012

83

33

658

75

2007

-

120

-

100

Manganese

GEMCO1

2012

40 @ 47% Mn

13 @ 46% Mn

24 @ 44% Mn

60

2007

37 @ 47% Mn

21 @ 46% Mn

17 @ 43% Mn

60

Wessels

2012

12 @ 46% Mn

126 @ 44% Mn

-

44.4

2007

5 @ 49% Mn

17 @ 49% Mn

-

60

Mamatwan

2012

64 @ 36% Mn

55 @ 35% Mn

4 @ 34% Mn

44.4

2007

52 @ 37% Mn

14 @ 36% Mn

2 @ 36% Mn

60

Potash

Jansen

2012

-

3,320 @ 25.7% K2O

131 @ 26.9% K2O

100

1. A yield factor has been applied to the in-situ tonnes as the manganese grades reported in the Annual Report are as per washed samples.

Andrew Mackenzie, Chief Executive Officer, 14 May 2013

Slide 23

bhpbilliton

resourcing the future

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: May 14, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary